TERMINATION AGREEMENT

June 18, 2008

JANA Partners LLC, a Delaware limited liability company ("JANA"), on behalf of funds and accounts under its management and control, and Sandell Asset Management Corp., a Delaware corporation ("Sandell") hereby agree that, effective as of the date hereof, the Agreement, dated January 4, 2008 between JANA and Sandell (the "January 4 Agreement") is terminated, provided only that the obligation of Sandell under the January 4 Agreement to reimburse JANA for certain expenses shall survive until the payment by Sandell of all such expenses.

IN WITNESS WHEREOF, this Termination Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

JANA PARTNERS LLC

By:	/s/ Benjamin Hoyer
Name:	Benjamin Hoyer
Title:	Partner

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer